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03029246

REB D. WHEELER
DIRECT DIAL (212) 506-2414
DIRECT FAX (212) 849-5914
rwheeler@mayerbrownrowe.com

August 12, 2003

By UPS

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

SUPPL

Re: Schwarz Pharma AG (File No. 82-4406)

Dear Sir or Madam:

Enclosed herewith is the following document, furnished on behalf of Schwarz Pharma AG (File No. 82-4406) (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Press Release, dated August 7, 2003.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 212-506-2414 in connection with this matter. Thank you for your assistance.

Sincerely,

Reb D. Wheeler

Encl

cc: Sylvia Heitzer
Schwarz Pharma AG
Philip O. Brandes

17159480 02970609

NEWS

SCHWARZ PHARMA

From:	Antje Witte	CORPORATE COMMUNICATIONS
Tel:	+49 2173 48 1866	Alfred-Nobel-Straße 10
Fax:	+49 2173 48 1856	40789 Monheim, Germany
E-mail:	antje.witte@schwarzpharma.com	Internet: www.schwarzpharma.com

August 7, 2003

SCHWARZ PHARMA's KUDCo Seeks Injunction Against Mylan

- KUDCo sues for ownership of Mylan's licensed omeprazole formulation patent
- KUDCo asks for court injunction
- KUDCo reaffirms commitment to enforcing its IP rights

SCHWARZ PHARMA today announced that its affiliate KUDCo has filed a lawsuit against Mylan Pharmaceuticals, Inc. in the United States District Court for the District of Columbia. Mylan recently announced that it would launch a generic omeprazole product in the United States. In today's legal action KUDCo asserts that KUDCo is the rightful owner of Mylan's licensed omeprazole formulation patent and seeks an injunction against Mylan's manufacture, use or sale of omeprazole product in violation of this patent. This legal action also opens the door for KUDCo to claim damages against Mylan.

Mylan, KUDCo and AstraZeneca are parties to several ongoing litigations. In November 2002 Mylan filed an infringement suit against KUDCo under its licensed omeprazole formulation patent – the same patent that KUDCo asserts that it owns in the action filed today. KUDCo continues to believe that Mylan's suit is without merit, due to the uniqueness of KUDCo's non-infringing micro-tablet technology.

While KUDCo uses micro-tablet technology, both Mylan and AstraZeneca use pellet formulations. AstraZeneca has sued Mylan in the United States, asserting that Mylan's omeprazole formulation infringes AstraZeneca's patents. A court decision is still pending in that case.

KUDCo's omeprazole technology remains the only formulation to be judged not to infringe AstraZeneca's U.S. patents. Mylan's launch without a similar judgment is unprecedented.

.../2

KUDCo reiterated its commitment to vigorously enforce all its intellectual property rights.

KUDCo (Kremers Urban Development Company) is the wholly owned U.S. generic drug business of SCHWARZ PHARMA Inc., U.S.A.
SCHWARZ PHARMA AG (headquartered in Monheim, Germany) develops and markets innovative drugs for unmet medical needs with focus on neurology, urology and cardiovascular diseases. In 2002 the company achieved global sales of € 964 million, thereof 75% on international markets outside Germany. The company is investing in development projects targeting diseases such as Parkinson's disease, Restless Legs Syndrome, epilepsy, neuropathic pain, overactive bladder syndrome and benign prostatic hyperplasia. The company has a strong international presence with subsidiaries in Europe, USA and Asia. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Duesseldorf stock exchanges.

For more information, please see our website: www.schwarzpharma.com
Corporate Communications: Antje Witte, Tel: +49 2173 48 1866

This press release contains forward-looking statements based on current plans, estimates and beliefs of the management of SCHWARZ PHARMA AG. Such statements are subject to risks and uncertainties that may cause actual results to be materially different from those that may be implied by such forward-looking statements contained in this press release. Important factors that could result in such differences include: changes in general economic, business and competitive conditions, effects of future judicial decisions, changes in regulation affecting SCHWARZ PHARMA AG, exchange rate fluctuations and hiring and retention of its employees.